SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770
A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Companhia de Bebidas das Américas – AmBev (“Company”), held on April 28, 2009, prepared in summary form.

1.	Date, Time and Venue: On April 28, 2009, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Convening Notice: The convening notice was published in the Official Gazette of the State of São Paulo on (i) March 25, (ii) March 26 and (iii) March 27, 2009, on pages 65, 69 and 155, respectively, and on the newspaper “Valor Econômico” on: (iv) March 24, (v) March 25 and (vi) March 26, 2009, on pages B5, C7 and C3, respectively.

3.
Attendance: Shareholders representing 93.96% of the voting capital and shareholders representing 56.90% of the Company’s preferred shares, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victório Carlos De Marchi, the representative of independent auditors KPMG Auditores Independentes, Mr. Guilherme Roslindo Nunes, and the President of the Fiscal Council Mr. Álvaro Antônio Cardoso de Sousa, as provided by law.

4.	Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Mr. Paulo Cezar Aragão, Secretary.

5.
Resolutions: The following resolutions were taken by shareholders representing more than 2/3 of the Company’s voting capital attending the Meetings. Those legally prevented from voting abstained, and abstentions and dissenting votes were recorded in each case:

5.1. To authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs in Law No. 6.404/76.

5.2. At the Annual General Meeting:

(i) The majority of the shareholders approved, following examination and discussion, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2008, together with the opinions of the Fiscal Council and of the independent auditors, all of which were published in full and within the statutory deadline in the Official Gazette of the State of São Paulo, and in the Valor Econômico on March 5, 2009. The dissenting votes and the abstentions were duly registered by the Presiding Board.

(ii) The majority of the shareholders approved the appropriation of net income as set forth in the approved financial statements, ratifying the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ equity, totaling R$3,181,108,037.39, which was debited to the fiscal year’s net income, as approved by the Board of Directors on the following occasions: (a) at the meeting held on April 3, 2008, for earnings generated in 2008, being R$1.33 per common share and R$1.463 per preferred share, as dividends, and R$0.40 per common share and R$0.44 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.67 per common share and R$1.837 per preferred share; (b) at the meeting held on July 11, 2008, for earnings generated in 2008, being R$1.16 per common share and R$1.276 per preferred share, as dividends, and R$0.38 per common share and R$0.418 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.483 per common share and R$1.6313 per preferred share; (c) at the meeting held on September 24, 2008, for earnings generated in 2008, being R$0.94 per common share and R$1.034 per preferred share, as dividends, and R$0.37 per common share and R$0.407 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.2545 per common share and R$1.38 per preferred share; and (d) at the meeting held on December 22, 2008, for earnings generated in 2008, being R$0.39 per common share and R$0.429 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$0.33150 per common share and R$ 0.36465 per preferred share.  Pursuant to article 193, paragraph 1, of Law No. 6.404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6.404/76 are greater than 30% of the Company’s capital.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iii) The majority of the shareholders approved the ratification of the global compensation paid to the Company’s Board of Directors and senior management for the year 2008, and, with respect to the global compensation of the Company’s Board of Directors and senior management for the fiscal year of 2009, approved the same limit approved at the 2008 Annual General Shareholders’ Meeting, adjusted by the IGP-M (general price index) published by Fundação Getúlio Vargas, with the Board of Directors being responsible for the allocation of this amount, pursuant to article 24, item “f” of the Company’s bylaws.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iv) For the position of Fiscal Council members, with a term of office extending up to the Company’s next Annual General Meeting, by the shareholders of common shares:

(1) To reelect, by majority vote, Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, bearer of foreigner’s identity card nº W401505-E (SE/DPMAF/DPF) and of the individual taxpayer’s register CPF/MF nº 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Salvador Cardoso 122, Apt. 231, Itaim Bibi, CEP 04533-050, and, as his alternate, to reelect, by majority vote, Mr. Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of the ID nº 01.433.665-5SSP/RJ and of the individual taxpayer’s register CPF/MF nº 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13/502; and

(2) To reelect, by majority vote, Celso Clemente Giacometti, Brazilian, married, business administrator and accountant, bearer of the ID nº 3179758 -1 SSP/SP, and of the individual taxpayer’s register CPF/MF nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3.725, 6º andar, conjunto 61, Campo Belo, São Paulo, Brazil, and, as his alternate, to reelect, by majority vote, Ary Waddington, Brazilian, married, economist, bearer of the ID nº 01.139.7777-5 - IFP-RJ and of the individual taxpayer’s register CPF/MF nº 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(v) To elect for the position of Fiscal Council member, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting, by the shareholders of preferred shares with no voting rights representing 9.249% of the preferred shares, by means of a separate vote, pursuant to item “a”, paragraph 4, of article 161 of Law No. 6.404/76, considering that the threshold set forth in the final part of item “a”, paragraph 4, of article 161 of Law No. 6.404/76 was not met,  Messrs.:

(3) Aloisio Macário Ferreira de Souza, Brazilian, married, economist and banker, bearer of the ID IFP/RJ nº 045657590, and of the individual taxpayer’s register CPF/MF nº 540.678.557-53, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Jornalista Henrique Cordeiro, 120, bloco 2, ap. 1901, Barra da Tijuca; and, as his alternate, Adair Tieppo, Brazilian, married, economist and banker, bearer of the ID 80.037.171-41 (SSP/RS), and of the individual taxpayer’s register CPF/MF nº 246.216.170-87, resident and domiciled in the City of Florianópolis, State of Santa Catarina, at Rua Duarte Schutel, 205, ap. 704, Centro.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(vi) To define the amount of the monthly compensation of the Company’s Fiscal Council members for the fiscal year of 2009 as an amount equal to the amount received by them in 2008, adjusted by the IGP-M (general price index) published by Fundação Getúlio Vargas, and, for the alternates, their monthly remuneration shall be an amount equal to half of the amount received by the members, subject to the statutory limits.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

5.3. At the Extraordinary General Meeting:

(i) Shareholders unanimously approved a capital increase of R$101,322,170.37, corresponding to the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2008, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 803,660 common and 388,967 preferred shares at the issuance price of R$80.14 and R$94.91, respectively, which will be subscribed and paid-up by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. and controlling shareholders of the Company. As a result of the aforementioned capital increase, the Company’s remaining shareholders shall have the right to subscribe up to 282,765 common shares and 455,906 preferred shares, in the proportion of 0.314536611% of their respective interests held on this date, with due regard to the share classes, at the same price referred to above, for payment in cash upon subscription, in accordance with the Management Proposal.  The subscription right may be exercised by the Company’s shareholders within a 30-day period initiating on the publication of the corresponding notice, being the Board of Directors empowered to, upon the expiration of the aforementioned 30-day period, with due regard to the possible exercise of the apportionment of the unsubscribed shares, and the subsequent sale of the unapportioned shares on the stock exchange, verify the actual subscription of shares exceeding the subscription referred to above, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6.404/76, Article 166).  The Board of Directors was also empowered to proceed with the partial homologation of the abovementioned capital increase in case the right to subscribe new shares is not fully exercised, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period.   The abstentions were duly registered by the Presiding Board.

(ii) Shareholders unanimously approved a new increase of Company’s capital, in the amount of R$43,423,815.89, corresponding to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year of 2008, without the issuance of new shares.  The abstentions were duly registered by the Presiding Board.

(iii) As a result of the resolutions taken under items 5.3 (i) and (ii) above, the majority of the shareholders approved the amendment of the heading of Clause 5 of the Company’s by-laws, which shall, hereinafter, read as follows, its respective paragraphs remaining unchanged:

“Clause 5 – The capital stock is of R$6,746,735,524.69, divided into 616,128,960 shares, of which 346,311,807 are common shares and 269,817,153 are preferred shares, without par value.”

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iv) The majority of the shareholders approved an amendment to paragraph 2 of article 19 of the Company’s By-Laws in order to allow that the committees created by the Board of Directors be composed in its majority by Directors, being also permitted that non-Directors be nominated.  The non-Directors will be subject to the rules of article 160 of Law No. 6.404/76.  The amended paragraph shall, hereinafter, read as follows:

“Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.”

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(v) The majority of the shareholders approved that the position of Chief Executive Officer for North America be eliminated, and that the position of Chief Executive Officer for Latin America be renamed Chief Executive Officer, who will act as the president of the Executive Board.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(vi)  As a result of the resolutions taken in items 5.3 (v) above, the majority of the shareholders approved to amend articles 25, 26 and 28 of the Company’s by-laws, which shall, hereinafter, read as follows, its respective paragraphs remaining unchanged:

“Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.”

“Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.”

“Article 28 – It is the Chief Executive Officer’s responsibility to:”

(vii) The majority of the shareholders approved the consolidation of the Company’s bylaws in light of the aforementioned changes, said bylaws henceforth being in effect with the wording of Attachment I to these Minutes.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(viii) The majority of the shareholders approved the ratification of the appointment of APSIS Consultoria Empresarial Ltda., a company with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, grupo 1802, Centro, CEP 20010-020, enrolled with the CNPJ/MF under No. 27.281.922/0001-70 (“APSIS”), previously made by Company’s Management, to appraise the net worth of Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira) incorporated under the laws of the Republic of Portugal, with headquarters at Edifício Marina Club, Avenida Arriaga, 73, 1º andar, sala 105, freguesia da Sé, concelho do Funchal, Madeira, Portugal (“Goldensand”), to be merged, at book value, into the Company, and, therefore, prepare the respective appraisal report having December 31, 2008 as the reference date (“Reference Date”).  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(ix) The majority of the shareholders approved, after examined and discussed, without any remarks, the appraisal report of the net worth of Goldensand, prepared, for the purposes of Article 226 and according to the terms of Article 8, both of Law No. 6.404/76 (the “Appraisal Report”), by APSIS, which, after certified by the Presiding Board, shall become a part of the present minutes as Attachment II. Such Appraisal Report establishes that the net worth of Goldensand on the Reference Date, corresponds at least to the negative amount of R$114,069,574.71.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(x) The majority of the shareholders approved, based on the Appraisal Report and in the terms and conditions set forth in the Protocol and Justification executed by the Management of the Company and Goldensand on February 20, 2009 (the “Protocol and Justification”), also herein approved by majority, the merger into the Company of its wholly-owned subsidiary Goldensand, object of an unanimous favorable opinion of the Company’s Fiscal Council on March 3, 2009. The opinion of the Company’s Fiscal Council is filed at the Company’s headquarters, and all of Goldensand’s assets, rights and obligations related or mentioned in the Appraisal Report shall now belong to the Company, with the consequent extinction of Goldensand for all legal purposes. Such Protocol and Justification, after certified by the Presiding Board, shall become a part of the present minutes as Attachment III.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(xi) The majority of the shareholders authorized the Management of the Company, represented according to its by-laws, to carry out all necessary actions for the implementation and formalization of the merger herein approved.  The dissenting votes and the abstentions were duly registered by the Presiding Board.

(xii) It was noted that on March 26, 2009, the Superintendência de Relações com Empresas of the Comissão de Valores Mobiliários confirmed that it agreed with the Company’s understanding that there was no need for the preparation of the valuation referred to in Article 264 of Law No. 6.404/76, due to the conditions of the merger as described in the Protocol and Justification.

(xiii) It was also noted that, since 100% of the shares representing Goldensand’s capital stock are held by the Company, the merger herein approved will not result in an increase of the Company’s net worth, given that Goldensand’s net worth is already reflected in the Company’s net worth.  Consequently, there will be no increase of the net equity of the Company or issuance of new shares.

(xiv) It was noted that, since the merger object of the Protocol and Justification was approved by the shareholder which held shares representing 100% of Goldensand’s capital stock, this transaction shall not give rise to withdrawal rights.

6.
  Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Álvaro Antônio Cardoso de Sousa, President of the Fiscal Council; Guilherme Roslindo Nunes, Representative of KPMG Auditores Independentes; Shareholders: Interbrew International B.V., Represented by Monique Mesquita Mavignier de Lima; AmBrew S.A., Represented by Paulo Cezar Aragão; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by Victório Carlos De Marchi e Roberto Herbster Gusmão; Victório Carlos De Marchi; José Heitor Attílio Gracioso; Roberto Herbster Gusmão; Instituto AmBev de Previdência Privada, Represented by Silvio José Morais and Letícia Rudge Barbosa Kina; The Bank of New York – ADR Department, Represented by Fany Andrade Galkowicz; Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Represented by Mateus Marcos; Itaú Consumo Ações Fundo de Investimento, Emerging Markets Growth Fund Inc, Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trust, Capital Guardian Emerging Markets Total Opportunities Fund For Tax-Exempt Trust, Capital International Portfolios, Capital Guardian Emerging Markets Total Opportunities Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Markets Equity Master Fund, Riversource Global Series, Inc - Threadneedle Global Equity Income Fund, Labor Pension Fund Supervisory Committee - Labor Pension Fund, The New York State Common Retirement Fund, Capital International Emerging Markets Fund, Vanguard Total International Stock Index Fund, A Series of Vanguard Star FDS, Norges Bank, Vanguard Investment Series, PLC, Franklin Templeton Investment Funds, Templeton Institucional Funds Emerging Markets Series, Templeton Developing Markets Securities Fund, Templeton Developing Markets Trust, Templeton Emerging Markets Fund, Franklin Templeton Tax Class Corporate, Templeton International Emerging Markets Fund, Templeton Global Investment Trust - Templeton Bric Fund, Templeton Bric Equity Master Fund, Abu Dhabi Retirement Pensions And Benefits Fund, Barclays Global Investors N.A., BGI Emerging Markets Strategic Insights Fund Ltd, The Brazil MSCI Emerging Markets Index Common Trust Fund, Caisse De Depot Et Placement Du Quebec, Capital International Global Equity, County Employees Annuity And Benefit Fund of the Cook County, Eaton Vance Structured Emerging Markets Fund, Eaton Vance Tax-Managed Emerging Markets Fund, Emerging Markets Core Equity Port of DFA Investment Dimens Group, Emerging Markets Index Fund E, Emerging Markets Sudan Free Equity Index Fund, Environment Agency Active Pension Fund, Ford Motor Company Defined Benefit Master Trust, Geut Emerging Equity Passive 1, IBM Diversified Global Equity Fund, IBM Savings Plan, Illinois State Board of Investment, ING Russell Global Large Cap Index 85% Portfolio, Ishares MSCI Brazil (Free) Index Fund, John Hancock Funds II International Equity Index Fund, John Hancock Trust International Equity Index Trust A, John Hancock Trust International Equity Index Trust B, Microsoft Global Finance Limited, Northern Trust Quantitative Fund PLC, Pensions Kassernes Administration A/S, PPL Services Corporation Master Trust, Prudential Retirement Insurance And Annuity Company, Public Employees Retirement Association Of New Mexico, Pyramis Group Trust For Employee Benefit Plans, Schwab Fundamental Emerging Markets Index Fund, Scri Robeco Institutioneel Emerging Markets Quant Fonds, State Of California Public Employees Retirement System, State Of Connecticut Retirement Plans And Trust Funds, State Street BK And Trust CPY Invest FDS For Tax Exe Retir Plans, State Street Emerging Markets, The California State Teachers Retirement System, The Emerging Markets Series Of The DFA Inv Trust Co, The Future Fund Board of Guardians, The Master Trust Bank Of Japan Ltd, The Monetary Authority Of Singapore, The Texas Education Agency, Van Kampen Series Fund, Inc, Van Kampem Global Equity Allocation Fund, Vanguard Emerging Markets Stock Index Fund, Wells Fargo Master Trust Diversified Stock Portfolio, Wilmington Multi-Manager International Fund, Philips Eletronics North America Corp, Vanguard Total Word International Equity Stock Index Funds, Vanguard FTSE All-Word Ex-US Index Fund A S Of Inter E I FDS, Represented by Clóvis Lopes da Silva Purgato, Ary Waddington, Romano Guido Nello Gaucho Allegro and José Fiorita.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 28, 2009.

_______________________________________
Paulo Cezar Aragão
Secretary

Attachment I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages;

b)
the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)
the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)
the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)
the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)	the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)	the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)
the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5 – The capital stock is of R$ 6,746,735,524.69, divided into 616,128,960 shares, of which 346,311,807 are common shares and 269,817,153  are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a)	shall not be entitled to voting rights and may not be converted into common shares;

b)	shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)	shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of seven hundred million (700,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4- The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board of Directors shall meet, ordinarily, at least once every month and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 2 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)	approve the annual investment budget of the Company;

c)	approve the five-year strategic plan of the Company;

d)	elect and dismiss the Company's Officers, and set their attributions;

e)	supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)	attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)
define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)	appoint the Company's independent auditors;

i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)	provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)	submit to the General Meeting the form of allocation of the net profits for the year;

l)	call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)
approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)
approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)
approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)
approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)
approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)
approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)	resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)	resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)	resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)	resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)
authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)	perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)	resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Sole Paragraph- The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a) Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b) Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c) Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d) Coordinate and oversee the activities of the Executive Board; and

e) Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V
FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may determine that balance sheets be drawn up half-yearly or at shorter periods and approve the distribution of dividends based on the profits ascertained in such balance sheet, subject to the provisions of article 204 of Law 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends to the account of accrued profits or reserves of existing profits shown on the latest yearly or half-yearly balance sheet.

Paragraph 3 – The Executive Board, upon prior consultation with the Board of Directors and the Fiscal Council, may determine the amount of interest to be paid or credited to the shareholders, as interest on net equity, according to article 9 of Law 9249/95, as amended by Law 9430/96.

Paragraph 4 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)
from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)
an amount not higher than sixty-eight point eight seven five percent (68.875%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations Officer